                          SECURITIES AND EXCHANGE COMMISSION
                            450 North Fifth Street, N. W.
                               Washington, D. C.  20549

                               -----------------------

                                     FORM U-3A-2

                                                                 File No. 69-361


Statement by Holding Company Claiming Exemption Under Rule U-3A-2 From the Provisions of the Public Utility Holding Company Act of 1935.


                              MARBEL Energy Corporation
--------------------------------------------------------------------------------
                                  (Name of company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state or organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          CLAIMANT

          Name:  Marbel Energy Corporation
          State of Organization:  Ohio
          Location:  104 Sixth Street, SW, Canton, OH 44702
          Nature of Business:  Holding Company

          SUBSIDIARIES

          Name:  The Northeast Ohio Operating Companies, Inc.
          State of Organization:  Ohio
          Location: 5640 Lancaster-Newark Road, NE, Pleasantville, OH 43148 Nature of Business: Holding Company

          Name:  Northeast Ohio Natural Gas Corp.
          State of Organization:  Ohio
          Location: 5640 Lancaster-Newark Road, NE, Pleasantville, OH 43148 Nature of Business: Transportation and Sale of Natural Gas at
                              Retail

          Name:  Ohio Intrastate Gas Transmission Company
          State of Organization:  Ohio
          Location: 5640 Lancaster-Newark Road, NE, Pleasantville, OH 43148 Nature of Business: Transportation of Natural Gas

          Name:  Northeast Ohio Gas Marketing, Inc.
          State of Organization:  Ohio
          Location: 5640 Lancaster-Newark Road, NE, Pleasantville, OH 43148 Nature of Business: Marketing of Natural Gas

          Name:  Gas Transport, Inc.
          State of Organization:  Delaware
          Location: 5640 Lancaster-Newark Road, NE, Pleasantville, OH 43148 Nature of Business: Transportation of Natural Gas

          Name:  NEO Construction Company
          State of Organization:  Ohio
          Location: 5640 Lancaster-Newark Road, NE, Pleasantville, OH 43148 Nature of Business: Construction

          Name:  MB Operating Co., Inc.
          State of Organization:  Ohio
          Location:  104 Sixth Street, SW, Canton, OH 44702
          Nature of Business:  Production Company

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          Northeast Ohio Natural Gas Corp. has three hundred ten (310) miles of distribution facilities located in the Ohio counties of Carroll, Coshocton, Fairfield, Harrison, Holmes, Medina, Portage, Stark, Trumbull, Tuscarawas, and Wayne. A major portion of these facilities are located in or near the cities and villages of Bowerston, Braceville, Canton, Lancaster, Leesville, Malvern, Maysville, New Bedford, Orrville, Warrren, Winesburg and Wooster.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

          589,637 Mcf

     (b) Number of kwh. of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          0 Mcf

     (c) Number of kwh. of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized, or at the State line.

          0 Mcf

     (d) Number of kwh. of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the state line.

          164,084 Mcf

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a)  Name, location, business address and
          description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          None.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          None.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          None.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          None.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          None.

EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     Attached.

     The above-named claimant has caused this statement to be duly signed on its behalf by its authorized officer on the 18th day of February, 1998.


     Attest:                       MARBEL Energy Corporation

                                   ---------------------------------------------
                                             (Name of Claimant)


/s/ Dean K. Cobbs                  By /s/ Thomas G. Booth

-----------------------------        -------------------------------------------
    Dean K. Cobbs                            Thomas G. Booth
    Assistant Secretary                      Chief Executive Officer


     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed: Thomas G. Booth, Chief Executive Officer, 5640 Lancaster-Newark Road, N.E., Pleasantville, OH 43148, Mailing
Address:  P.O. Box 430, Lancaster, OH 43130.


EXHIBIT B.  FINANCIAL DATA SCHEDULE

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other date specified below that are applicable to the registrant on a consolidated basis.

                    ITEM NO.       CAPTION HEADING

                       1           Total Assets
                       2           Total Operating Revenues
                       3           Net Income

     Attached.


EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

     Not applicable.


                                                                            MARBEL ENERGY CORPORATION
                                                  CONSOLIDATION OF NORTHEAST OHIO NATURAL GAS CORP., NORTHEAST OHIO GAS MARKETING,
                                                 OHIO INTRASTATE GAS TRANSMISSION COMPANY,  GAS TRANSPORT, INC., NEO CONSTRUCTION,
                                                         MB OPERATING COMPANY AND THE NORTHEAST OHIO OPERATING COMPANIES, INC.
                         YEAR-TO-DATE                    12/31/97



                                        ------------------------------------------------------------------------------------
                                         NEO OPERATING      NEO NATURAL     OHIO INTRA.       NEO GAS           GAS
    INCOME STATEMENT                       COMPANIES         GAS CORP.      GAS TRANS.       MARKETING       TRANSPORT
-------------------------               ------------------------------------------------------------------------------------
OPERATING REVENUES                             1,198,632.00   4,962,138.47      916,869.24   66,730,286.19    10,419,244.05
                                        ------------------------------------------------------------------------------------

OPERATING EXPENSES:
  PURCHASED GAS COSTS                                  0.00   2,024,706.23            0.00   64,848,774.84    10,386,466.78
  OIL & GAS OPERATIONS                                 0.00           0.00            0.00            0.00             0.00
  OPERATIONS EXPENSE                           1,143,270.02   1,592,488.40      571,453.90      918,421.13       653,391.04
  MAINTENANCE EXPENSE                              1,134.43      81,353.15            0.00          659.06        12,265.91
  DEPRECIATION & AMORT.                          118,296.88     363,122.80       50,626.30        4,673.97        96,025.97
  GENERAL TAXES                                   51,881.63     680,141.36       90,600.31       15,830.60        60,842.43
  INCOME TAXES                                  (169,137.69)     42,667.51       46,227.86      320,478.40      (291,820.61)

                                        ------------------------------------------------------------------------------------
    TOTAL OPERATING EXPENSES                   1,145,445.27   4,784,479.45      758,908.37   66,108,838.00    10,917,171.52
                                        ------------------------------------------------------------------------------------

OPERATING INCOME                                  53,186.73     177,659.02      157,960.87      621,448.19      (497,927.47)
                                        ------------------------------------------------------------------------------------

OTHER INC.(DEDUCT.)
  SUBSIDIARY INC.(LOSS)                          241,358.42           0.00            0.00            0.00             0.00
  OTHER                                          162,882.75      51,551.83            0.00            0.00             0.00
                                        ------------------------------------------------------------------------------------

TOTAL OTHER INC.(DEDUCT.)                        404,241.17      51,551.83            0.00            0.00             0.00
                                        ------------------------------------------------------------------------------------

INC. (LOSS) BEFORE INT. EXP.                     457,427.90     229,210.85      157,960.87      621,448.19      (497,927.47)

INTEREST EXPENSE                                 404,011.20     148,305.86       68,241.23            0.00             0.00
                                        ------------------------------------------------------------------------------------

NET INCOME (LOSS)                                 53,416.70      80,904.99       89,719.64      621,448.19      (497,927.47)
                                        ====================================================================================




                               --------------------------------------------------------------------------------------
                                  NEO             RECLASS/ELIM.         NEO              MB              MARBEL
    INCOME STATEMENT           CONSTRUCTION         ENTRIES       CONSOLIDATED       OPERATING          ENERGY
-------------------------      --------------------------------------------------------------------------------------
OPERATING REVENUES                    9,300.00   (12,101,414.09)  72,135,055.86     29,796,045.00     2,306,796.81
                               --------------------------------------------------------------------------------------

OPERATING EXPENSES:
  PURCHASED GAS COSTS                     0.00   (10,859,414.09)  66,400,533.76              0.00             0.00
  OIL & GAS OPERATIONS                    0.00             0.00            0.00     15,324,318.00             0.00
  OPERATIONS EXPENSE                  1,500.17    (1,242,000.00)   3,638,524.66      4,431,562.00     1,545,198.08
  MAINTENANCE EXPENSE                   577.57             0.00       95,990.12              0.00             0.00
  DEPRECIATION & AMORT.              77,462.77             0.00      710,208.69      5,450,627.00       285,200.00
  GENERAL TAXES                       7,425.57             0.00      906,721.90              0.00             0.00
  INCOME TAXES                      (27,193.26)            0.00      (78,777.79)       805,199.00       110,396.55

                               --------------------------------------------------------------------------------------
    TOTAL OPERATING EXPENSES         59,772.82   (12,101,414.09)  71,673,201.34     26,011,706.00     1,940,794.63
                               --------------------------------------------------------------------------------------

OPERATING INCOME                    (50,472.82)            0.00      461,854.52      3,784,339.00       366,002.18
                               --------------------------------------------------------------------------------------

OTHER INC.(DEDUCT.)
  SUBSIDIARY INC.(LOSS)                   0.00      (241,358.42)           0.00              0.00             0.00
  OTHER                              (1,061.05)     (219,274.03)      (5,900.50)             0.00             0.00
                               --------------------------------------------------------------------------------------

TOTAL OTHER INC.(DEDUCT.)            (1,061.05)            0.00       (5,900.50)             0.00             0.00
                               --------------------------------------------------------------------------------------

INC. (LOSS) BEFORE INT. EXP.        (51,533.87)            0.00      455,954.02      3,784,339.00       366,002.18

INTEREST EXPENSE                      1,253.06      (219,274.03)     402,537.32      1,368,746.00       947,293.42
                               --------------------------------------------------------------------------------------

NET INCOME (LOSS)                   (52,786.93)     (241,358.42)      53,416.70      2,415,593.00      (581,291.24)
                               =======================================================================================






                               -------------------------------------
                                 RECLASS/ELIM.         MARBEL
 INCOME STATEMENT                   ENTRIES         CONSOLIDATED
-------------------            -------------------------------------
OPERATING REVENUES               (3,268,374.00)     100,969,523.67
                               -------------------------------------

OPERATING EXPENSES:
  PURCHASED GAS COSTS              (131,248.00)      66,269,285.76
  OIL & GAS OPERATIONS                               15,324,318.00
  OPERATIONS EXPENSE             (1,920,000.00)       7,695,284.74
  MAINTENANCE EXPENSE                                    95,990.12
  DEPRECIATION & AMORT.                               6,446,035.69
  GENERAL TAXES                                         906,721.90
  INCOME TAXES                                          836,817.76

                               -------------------------------------
    TOTAL OPERATING EXPENSES     (2,051,248.00)      97,574,453.97
                               -------------------------------------

OPERATING INCOME                 (1,217,126.00)       3,395,069.70
                               -------------------------------------

OTHER INC.(DEDUCT.)
  SUBSIDIARY INC.(LOSS)                                       0.00
  OTHER                                                  (5,900.50)
                               -------------------------------------

TOTAL OTHER INC.(DEDUCT.)                 0.00           (5,900.50)
                               -------------------------------------

INC. (LOSS) BEFORE INT. EXP.     (1,217,126.00)       3,389,169.20

INTEREST EXPENSE                 (1,217,126.00)       1,501,450.74
                               -------------------------------------

NET INCOME (LOSS)                         0.00        1,887,718.46
                               ======================================


                                                       MARBEL ENERGY CORPORATION
                         CONSOLIDATION OF NORTHEAST OHIO NATURAL GAS CORP., NORTHEAST OHIO GAS MARKETING,
                          OHIO INTRASTATE GAS TRANSMISSION COMPANY,  GAS TRANSPORT, INC., NEO CONSTRUCTION,
                              MB OPERATING COMPANY  AND THE NORTHEAST OHIO OPERATING COMPANIES, INC.

                        YEAR-TO-DATE                 12/31/97

                                     -------------------------------------------------------------------------------------------
     STATEMENT OF                     NEO OPERATING    NEO NATURAL   OHIO INTRA.      NEO GAS          GAS            NEO
   RETAINED EARNINGS                    COMPANIES       GAS CORP.     GAS TRANS.     MARKETING      TRANSPORT     CONSTRUCTION
-----------------------              -------------------------------------------------------------------------------------------
RETAINED EARNINGS, BEG.
    OF PERIOD                          3,329,205.79     474,344.76    136,825.94     650,465.67     405,264.13     116,409.46

NET INC. (LOSS) FOR PERIOD                53,416.70      80,904.99     89,719.64     621,448.19    (497,927.47)    (52,786.93)

ADJUSTMENTS PRIOR YEAR                     4,462.00           0.00          0.00           0.00           0.00           0.00

                                     -------------------------------------------------------------------------------------------
RETAINED EARNINGS, END
     OF PERIOD                         3,387,084.49     555,249.75    226,545.58   1,271,913.86     (92,663.34)     63,622.53
                                     -------------------------------------------------------------------------------------------
                                     -------------------------------------------------------------------------------------------


                        YEAR-TO-DATE                 12/31/97

                                     ----------------------------------------------------------------------------------------------
     STATEMENT OF                      RECLASS/ELIM.      NEO            MB            MARBEL      RECLASS/ELIM.       MARBEL
   RETAINED EARNINGS                      ENTRIES     CONSOLIDATED    OPERATING        ENERGY          ENTRIES      CONSOLIDATED
-----------------------              ----------------------------------------------------------------------------------------------
RETAINED EARNINGS, BEG.
    OF PERIOD                         (1,778,847.96)  3,333,667.79  30,424,684.00  29,145,044.06  (32,452,242.00)  30,451,153.85

NET INC. (LOSS) FOR PERIOD              (241,358.42)     53,416.70   2,415,593.00    (581,291.24)            -      1,887,718.46

ADJUSTMENTS PRIOR YEAR                    (4,462.00)          0.00            -              -               -               -

                                     ----------------------------------------------------------------------------------------------
RETAINED EARNINGS, END
     OF PERIOD                        (2,024,668.38)  3,387,084.49  32,840,277.00  28,563,752.82  (32,452,242.00)  32,338,872.31
                                     ----------------------------------------------------------------------------------------------
                                     ----------------------------------------------------------------------------------------------

                                                       MARBEL ENERGY CORPORATION
                         CONSOLIDATION OF NORTHEAST OHIO NATURAL GAS CORP., NORTHEAST OHIO GAS MARKETING,
                         OHIO INTRASTATE GAS TRANSMISSION COMPANY, GAS TRANSPORT, INC., NEO CONSTRUCTION,
                                MB OPERATING COMPANY AND THE NORTHEAST OHIO OPERATING COMPANIES, INC.

                        YEAR-TO-DATE                 12/31/97

                                      ----------------------------------------------------------------------------------------------
                                       NEO OPERATING    NEO NATURAL     OHIO INTRA.       NEO GAS           GAS            NEO
       ASSETS                            COMPANIES       GAS CORP.       GAS TRANS.      MARKETING       TRANSPORT     CONSTRUCTION
-----------------------               ----------------------------------------------------------------------------------------------
PROPERTY PLANT AND EQUIP.              2,185,060.60    8,127,995.69    2,660,412.12     157,212.26     4,370,472.20     613,074.36
LESS: ACCUM. DEPREC.                    (285,315.97)  (1,823,526.86)     (76,198.69)    (43,163.48)   (3,745,081.80)   (288,435.91)
                                      ----------------------------------------------------------------------------------------------
  NET PLANT                            1,899,744.63    6,304,468.83    2,584,213.43     114,048.78       625,390.40     324,638.45
CWIP                                           0.00      528,025.04      337,914.28           0.00        12,789.35           0.00
                                      ----------------------------------------------------------------------------------------------
      TOTAL PLANT                      1,899,744.63    6,832,493.87    2,922,127.71     114,048.78       638,179.75     324,638.45

CURRENT ASSETS:
CASH                                     131,233.41   (1,729,144.56)  (1,524,136.04)    912,826.40      (644,548.74)      8,436.26
SHORT-TERM INVESTMENT                          0.00            0.00            0.00     446,755.04             0.00           0.00
ACCOUNTS RECEIVABLE                            0.00      791,470.13       50,907.94   4,302,921.29       994,897.00           0.00
INTERCO. RECEIVABLE                            0.00       20,637.79       24,589.60   1,570,965.89             0.00           0.00
INTERCO. NOTE RECEIVABLE                  90,000.00            0.00            0.00           0.00             0.00           0.00
INVENTORY                                      0.00      102,087.43            0.00           0.00             0.00           0.00
PREPAYMENTS                              438,557.63      681,448.03      134,797.33     185,615.70       581,098.43      44,199.63
OTHER                                      4,444.67       20,775.11            0.00       4,785.66        17,026.96           0.00
                                      ----------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                  664,235.71     (112,726.07)  (1,313,841.17)  7,423,869.98       948,473.65      52,635.89

OTHER ASSETS:
INTERCO. NOTE RECEIVABLE               2,321,500.00            0.00            0.00           0.00             0.00           0.00
DEFERRED CHARGES                               0.00      138,498.22            0.00           0.00             0.00           0.00
DEFERRED TAXES                             6,325.00      417,940.65            0.00           0.00           373.71           0.00
INVESTMENT IN SUBSIDIARIES             5,651,460.38            0.00            0.00           0.00                            0.00
GOODWILL                                       0.00            0.00            0.00           0.00             0.00           0.00
PREPAYMENT AND OTHER                         714.38        1,470.54            0.00           0.00         1,040.00           0.00
                                      ----------------------------------------------------------------------------------------------
    TOTAL OTHER ASSETS                 7,979,999.76      557,909.41            0.00           0.00         1,413.71           0.00

                                      ----------------------------------------------------------------------------------------------
TOTAL ASSETS                          10,543,980.10    7,277,677.21    1,608,286.54   7,537,918.76     1,588,067.11     377,274.34
                                      ----------------------------------------------------------------------------------------------
                                      ----------------------------------------------------------------------------------------------


                     YEAR-TO-DATE                 12/31/97

                                  --------------------------------------------------------------------------------------------------
                                   RECLASS/ELIM.       NEO               MB             MARBEL      RECLASS/ELIM.        MARBEL
       ASSETS                         ENTRIES      CONSOLIDATED       OPERATING         ENERGY         ENTRIES        CONSOLIDATED
-----------------------           --------------------------------------------------------------------------------------------------
PROPERTY PLANT AND EQUIP.         (3,169,393.14)  14,944,834.09    103,308,637.00             -                      118,253,471.09
LESS: ACCUM. DEPREC.               3,169,393.14   (3,092,329.57)   (68,767,995.00)            -                      (71,860,324.57)
                                  --------------------------------------------------------------------------------------------------
  NET PLANT                                0.00   11,852,504.52     34,540,642.00             -               -       46,393,146.52
CWIP                                       0.00      878,728.67               -               -                          878,728.67
                                  --------------------------------------------------------------------------------------------------
      TOTAL PLANT                          0.00   12,731,233.19     34,540,642.00             -               -       47,271,875.19

CURRENT ASSETS:
CASH                                       0.00   (2,845,333.27)     3,421,703.00     (121,603.86)                       454,765.87
SHORT-TERM INVESTMENT                      0.00      446,755.04               -               -                          446,755.04
ACCOUNTS RECEIVABLE                        0.00    6,140,196.36        104,231.00       12,103.02                      6,256,530.38
INTERCO. RECEIVABLE               (6,260,182.52)  (4,643,989.24)       402,208.00   (1,215,672.75)   5,457,453.99               -
INTERCO. NOTE RECEIVABLE             (90,000.00)           0.00               -               -                                 -
INVENTORY                                  0.00      102,087.43        589,575.00             -                          691,662.43
PREPAYMENTS                         (527,084.21)   1,538,632.54            710.00       79,206.52                      1,618,549.06
OTHER                                 (4,444.67)      42,587.73               -               -                           42,587.73
                                  --------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS           (6,881,711.40)     780,936.59      4,518,427.00   (1,245,967.07)   5,457,453.99      9,510,850.51

OTHER ASSETS:
INTERCO. NOTE RECEIVABLE          (2,321,500.00)           0.00     15,748,530.00    4,375,000.00  (20,123,530.00)              -
DEFERRED CHARGES                           0.00      138,498.22               -               -                          138,498.22
DEFERRED TAXES                             0.00      424,639.36               -        734,672.00                      1,159,311.36
INVESTMENT IN SUBSIDIARIES        (5,651,460.38)           0.00               -     41,415,515.00  (41,415,515.00)              -
GOODWILL                                   0.00            0.00               -       (441,153.00)   4,374,081.00      3,932,928.00
PREPAYMENT AND OTHER                       0.00        3,224.92        199,175.00       12,457.31                        214,857.23
                                  --------------------------------------------------------------------------------------------------
    TOTAL OTHER ASSEST            (7,972,960.38)     566,362.50     15,947,705.00   46,096,491.31  (57,164,964.00)     5,445,594.81

                                  --------------------------------------------------------------------------------------------------
TOTAL ASSETS                     (14,854,671.78)  14,078,532.28     55,006,774.00   44,850,524.24  (51,707,510.01)    62,228,320.51
                                  --------------------------------------------------------------------------------------------------
                                  --------------------------------------------------------------------------------------------------

                                                       MARBEL ENERGY CORPORATION
                                               CONSOLIDATION OF NORTHEAST OHIO NATURAL
                                             GAS CORP., NORTHEAST OHIO GAS MARKETING,
                          OHIO INTRASTATE GAS TRANSMISSION COMPANY,  GAS TRANSPORT, INC., NEO CONSTRUCTION,
                              MB OPERATING COMPANY  AND THE NORTHEAST OHIO OPERATING COMPANIES, INC.

                     YEAR-TO-DATE                 12/31/97

                                   ------------------------------------------------------------------------------------------------
 SHAREHOLDERS' EQUITY               NEO OPERATING     NEO NATURAL      OHIO INTRA.      NEO GAS            GAS            NEO
   AND LIABILITIES                    COMPANIES        GAS CORP.        GAS TRANS.     MARKETING        TRANSPORT     CONSTRUCTION
-----------------------            ------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
COMMON STOCK                        1,845,930.75       591,000.00          500.00          100.00      145,000.00         500.00
PAID-IN CAPITAL                             0.00     2,574,000.00            0.00            0.00      291,192.00      24,500.00
TREASURY STOCK                              0.00             0.00            0.00            0.00            0.00           0.00
RETAINED EARNINGS                   3,387,084.49       555,249.75      226,545.58    1,271,913.86      (92,663.34)     63,622.53
                                   ------------------------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY       5,233,015.24     3,720,249.75      227,045.58    1,272,013.86      343,528.66      88,622.53


LONG-TERM OBLIGATIONS:
PAYABLES                                    0.00             0.00            0.00            0.00            0.00           0.00
DEBT                                4,937,666.42     1,897,500.00      942,696.02            0.00            0.00     229,000.00
CAPITALIZED LEASES                          0.00             0.00            0.00            0.00            0.00           0.00
OTHER                                       0.00             0.00            0.00            0.00            0.00           0.00
                                   ------------------------------------------------------------------------------------------------
  TOTAL LONG-TERM OBLIGATIONS       4,937,666.42     1,897,500.00      942,696.02            0.00            0.00     229,000.00


CURRENT LIABILITIES:
ACCOUNTS PAYABLE                       10,585.97       335,278.21       24,176.73    5,933,693.32       65,450.47           0.00
NOTE PAYABLE                                0.00             0.00            0.00            0.00            0.00           0.00
CURRENT PORTION OF LONG-TERM
   TRADE PAYABLE                            0.00             0.00            0.00            0.00            0.00           0.00
CURRENT PORTION OF LONG-TERM
  DEBT                                264,000.08        91,135.99            0.00            0.00            0.00           0.00
CURRENT PORTION OF CAPITAL
  LEASES                                    0.00             0.00            0.00            0.00            0.00           0.00
INTERCO. ACCOUNTS PAYABLE              11,776.95       111,383.56       12,724.44        2,628.18      998,973.37           0.00
ACCRUED TAXES AND TAXES PAY.               95.16     1,075,168.08      224,322.67      326,715.80      121,341.20           0.00
ACCRUED LIABILITIES                         0.00            64.00            0.00            0.00         (625.20)          0.00
ACCRUED INTEREST AND OTHER             32,829.89        30,746.94            0.00            0.00            0.00         402.77
                                   ------------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES           319,288.05     1,643,776.78      261,223.84    6,263,037.30    1,185,139.84         402.77

DEFERRED TAXES                         54,010.39        16,150.68      177,321.10        2,867.60       59,398.61      59,249.04
                                   ------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY
  AND LIABILITIES                  10,543,980.10     7,277,677.21    1,608,286.54    7,537,918.76    1,588,067.11     377,274.34
                                   ------------------------------------------------------------------------------------------------
                                   ------------------------------------------------------------------------------------------------


                                   ------------------------------------------------------------------------------------------------
 SHAREHOLDERS' EQUITY               RECLASS/ELIM.        NEO              MB            MARBEL        RECLASS/ELIM.     MARBEL
   AND LIABILITIES                     ENTRIES       CONSOLIDATED     OPERATING         ENERGY          ENTRIES      CONSOLIDATED
-----------------------            ------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
COMMON STOCK                         (737,100.00)    1,845,930.75    5,000,000.00    4,029,261.00   (6,845,931.00)    4,029,260.75
PAID-IN CAPITAL                    (2,889,692.00)            0.00             -               -                                -
TREASURY STOCK                              0.00             0.00   (2,257,739.00)     (56,000.00)   2,257,739.00       (56,000.00)
RETAINED EARNINGS                  (2,024,668.38)    3,387,084.49   32,840,277.00   28,563,752.82  (32,452,242.00)   32,338,872.31
                                   ------------------------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY      (5,651,460.38)    5,233,015.24   35,582,538.00   32,537,013.82  (37,040,434.00)   36,312,133.06


LONG-TERM OBLIGATIONS:
PAYABLES                                    0.00             0.00             -               -               -                -
DEBT                               (7,244,196.02)      762,666.42   12,487,219.00   13,000,000.00  (14,667,076.01)   11,582,809.41
CAPITALIZED LEASES                          0.00             0.00             -               -               -                -
OTHER                                       0.00             0.00             -               -               -                -
                                   ------------------------------------------------------------------------------------------------
  TOTAL LONG-TERM OBLIGATIONS      (7,244,196.02)      762,666.42   12,487,219.00   13,000,000.00  (14,667,076.01)   11,582,809.41


CURRENT LIABILITIES:
ACCOUNTS PAYABLE                            0.00     6,369,184.70    2,781,692.00      165,906.42                     9,316,783.12
NOTE PAYABLE                                0.00             0.00             -               -                                -
CURRENT PORTION OF LONG-TERM                                                                                                   -
   TRADE PAYABLE                            0.00             0.00             -               -                                -
CURRENT PORTION OF LONG-TERM                                                                                                   -
  DEBT                               (290,000.00)       65,136.07    2,338,669.00             -                       2,403,805.07
CURRENT PORTION OF CAPITAL                                                                                                     -
  LEASES                                    0.00             0.00             -               -                                -
INTERCO. ACCOUNTS PAYABLE          (1,137,486.50)            0.00             -               -                                -
ACCRUED TAXES AND TAXES PAY.         (527,084.21)    1,220,558.70      890,709.00     (887,396.00)                    1,223,871.70
ACCRUED LIABILITIES                         0.00          (561.20)            -               -                            (561.20)
ACCRUED INTEREST AND OTHER             (4,444.67)       59,534.93      925,947.00       35,000.00                     1,020,481.93
                                   ------------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES        (1,959,015.38)    7,713,853.20    6,937,017.00     (686,489.58)            -      13,964,380.62

DEFERRED TAXES                              0.00       368,997.42             -               -                         368,997.42
                                   ------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY
  AND LIABILITIES                 (14,854,671.78)   14,078,532.28   55,006,774.00   44,850,524.24  (51,707,510.01)   62,228,320.51
                                   ------------------------------------------------------------------------------------------------
                                   ------------------------------------------------------------------------------------------------